July 30, 2010

Mark Rakip
Staff Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Huntington Preferred Capital, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 15, 2010
Form 10-Q for the period ended March 31, 2010
Filed May 17, 2010
File No. 0-33243

Dear Mr. Rakip:

This letter is in response to your letter dated July 16, 2010, regarding the Securities and Exchange Commission Staff’s review of our Form 10-K for the fiscal year ended December 31, 2009 and our Form 10-Q for the period ended March 31, 2010 for Huntington Preferred Capital, Inc. (HPCI).  For your convenience, we have included your comments below and have keyed our responses accordingly.

In some of our responses, we have agreed to change or supplement the disclosures in our future filings.

Form 10-K for the Fiscal Year ended December 31, 2009

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 8 –Fair Value of Financial Instruments, page 50

1.	Please tell us how you have complied with the disclosure requirements of FASB Accounting Standards Codification 820-10-50.

Management’s response

The disclosure requirements of FASB Accounting Standards Codification 820-10-50 include the following Subtopics which must be complied with and our corresponding 2009 Form 10-K disclosures, if applicable:

Recurring Measurements (50-1 through 50-4) – At December 31, 2009 and March 31, 2010, HPCI had no financial assets or liabilities that were recorded at fair value on a recurring basis.

Liability Issued With an Inseparable Third-Party Credit Enhancement (50-4A) – At December 31, 2009 and March 31, 2010, HPCI had no financial liabilities with inseparable third-party credit enhancements.

Nonrecurring Measurements (50-5) –

HPCI 2009 Form 10-K Disclosure –

(a – c) Periodically, HPCI records nonrecurring adjustments of collateral-dependent loan participation interests measured for impairment when establishing the allowance for credit losses. Such amounts are generally based on the fair value of the underlying collateral supporting the loan. In cases where the carrying value exceeds the fair value of the collateral, an impairment charge is recognized. During 2009 and 2008, HPCI identified $112.7 million and $23.1 million, respectively, of loans where the carrying value exceeded the fair value of the underlying collateral for the loan, a level 3 input in the valuation hierarchy. For the years ended December 31, 2009 and 2008, nonrecurring fair value losses of $27.4 million and $8.2 million, respectively, were recorded within the provision for credit losses.

HPCI Future Disclosure Enhancement –

(d) In future filings, we will enhance our disclosure to clarify our use of appraisals in determining the fair value of the underlying collateral and specifically state that there were no changes in the valuation techniques or related inputs used to measure similar assets and/or liabilities in prior periods.

Fair Value Measurements of Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (50-6A) – At December 31, 2009 and March 31, 2010, HPCI had no investments in certain entities that calculate net asset value per share (or its equivalent).

Changes in Valuation Techniques or Their Application (50-7) – There were no changes in valuation techniques or their application for the periods ended December 31, 2009 and March 31, 2010.

Tabular Format Required (50-8) – The disclosure requirements of this section were presented in narrative format as loan participation interests are HPCI’s only financial instruments subject to nonrecurring measurements.  However, for future filings we will present our existing disclosures in a tabular format, similar to that suggested by Example 8, Case C described in the Codification.  See Exhibit A to this letter.

Relation to Other Disclosure Requirements (50-9) – All of the fair value information for HPCI is contained in Note 8 – Fair Value of Financial Instruments.

Form 10-Q for the period ended March 31, 2010

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Credit Exposure Mix, Page 19

Consumer and Residential Real Estate, Page 22

Non-Performing Assets (NPAs), Page 23

2.
It appears that you have changed the criteria necessary for the participation interest to be placed on non-accrual status, including the number of days past due necessary, and that you have started evaluating principal separately from interest. Please tell us the effect this change has had on your analysis for loan losses. Within your response please quantify the changes, if any, your revised policy would have had on your 2009 financial statements assuming that they had been in place for the year then ended.

Management’s response

We did not change the process used to determine when a participation interest is placed on non-accrual status.  The wording change between our Form 10-K for the fiscal year ended December 31, 2009, and our Form 10-Q for the period ended March 31, 2010, was our attempt to enhance the description of the process consistently followed in both time periods.

Part II- Other Information, page 25

Item 6. Exhibits, page 26

Exhibits 31.1 and 31.2

3.
We note that you have altered certain language related to the certifications of your Principal Executive Officer and Principal Financial Officer. In future filings, please do not alter the language of your officers’ certifications, as the required certifications must be in exact form set forth in Item 601 (b)(31) of Regulation S-K for both annual and interim periods.

Management’s response

In future filings, we will conform our certifications to the exact form set forth in Item 601 (b)(31) of Regulation S-K for both annual and interim periods.

********************

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing response addresses your comments.  We are committed to full and transparent disclosure and will continue to enhance our disclosures in future filings.  Please contact me at (614) 480-3470 if you have any questions or would like further information about this response.

Sincerely,

/s/ Thomas P. Reed

Thomas P. Reed
Vice President and Chief Financial Officer
Huntington Preferred Capital, Inc
41 S. High Street
Columbus, Ohio 43287

Exhibit A

Proposed Fair Value Measurement Disclosure for Future Filings

Note X — Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurements are classified within one of three levels in a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities may be required to be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets and liabilities are not measured at fair value on an ongoing basis; however, they are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment.

Impairment of Loan Participation Interests

Periodically, HPCI records nonrecurring adjustments of collateral-dependent loan participation interest measured for impairment when establishing the allowance for credit losses. Such amounts are generally based on the fair value of the underlying collateral supporting the loan.  Appraisals are generally obtained to support the fair value of the collateral and incorporate measures such as recent sales prices for comparable properties and cost of construction.  HPCI considers these fair values Level 3.  In cases where the carrying value exceeds the fair value of the collateral less cost to sell, an impairment charge is recognized.  HPCI identified the following loans where the carrying value exceeded the fair value of the underlying collateral for the loan.  The fair value impairment was recorded within the provision for credit losses.

Fair Value Measurements Using
		Quoted Prices	Significant
		In Active	Other	Significant
		Markets for	Observable	Unobservable	Total
	Year-ended	Identical Assets	Inputs	Inputs	Gains/
Description	December 31	(Level 1)	(Level 2)	(Level 3)	(Losses)
2009
Loan participation interests	$112.7	$—	$—	$112.7	$(27.4)

2008
Loan participation interests	$23.1	$—	$—	$23.1	$(8.2)

There were no changes in the valuation techniques or related inputs used to measure similar assets in prior periods.

Fair Value of Financial Instruments

The following methods and assumptions were used by HPCI to estimate the fair value of the classes of financial instruments:

Cash and interest-bearing deposits, and due from The Huntington National Bank — The carrying value approximates fair value based on its highly liquid nature.

Loan participation interests — Underlying variable rate loans that reprice frequently are based on carrying amounts, as adjusted for estimated credit losses. The fair values for other loans are estimated using discounted cash flow analyses and employ interest rates currently being offered for loans with similar terms. The rates take into account the position of the yield curve, as well as an adjustment for prepayment risk, operating costs, and profit. This value is also reduced by an estimate of probable losses and the credit risk associated in the loan portfolio. As of December 31, 2009, the carrying amount of $3.7 billion corresponded to a fair value of $2.7 billion. As of December 31, 2008, the carrying value of $4.3 billion corresponded to a fair value of $3.6 billion. At December 31, 2009, the valuation of the loan portfolio reflected discounts that HPCI believed are consistent with transactions occurring in the market place.